SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)*


                              UnitedGlobalCom, Inc.
                              ---------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   913247 50 8
                                 (CUSIP Number)

                                Legal Department
                            c/o UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237

                                 (303) 770-4001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP NO.: 913247 50 8               13D                       Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Henry H. Cate, Jr.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    0O
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Wyoming
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY       285,548 (1)
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER
                    285,548 (1)
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,548 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.35% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 285,774 shares of Class A Common Stock issuable upon conversion of 285,774 shares of Class B Common Stock, par value $.01 per share, of which 142,774 shares are held by The Henry Cate Revocable Trust (to which the Reporting Person is the trustee) and the remaining 142,774 shares are owned by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of any such shares owned by his spouse.

(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8               13D                       Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (the "Statement") relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of
UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

Pursuant to Rule 13d-3 under the Act, this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of UnitedGlobalCom, Inc. Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). At the option of the holder, each share of Class B Common Stock is convertible into one share of Class A Common Stock. The shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of the Class B Common Stock are entitled to 10 votes per share and the holders of Class A Common Stock are entitled to one vote per share.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Henry H. Cate, Jr. The address of Mr. Cate is 5500 S. Poplar, Casper, Wyoming 82601. Mr. Cate is a retired businessman.

During the last five years, Mr. Cate has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 31, 1999, in a private transaction, the Henry Cate Revocable Trust received through a gift 142,774 shares of Class B Common Stock from Mr. Cate's spouse, Janet S. Schneider. Mr. Cate is the sole trustee of said Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Cate and Ms. Schneider entered into the transaction as part of their estate planning. Mr. Cate currently holds his shares for investment purposes; however, as a result of that certain Stockholders' Agreement, as more fully described in
Item 6 below, Mr. Cate may be deemed to share control of the Issuer. Mr. Cate may determine to change his investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to his future course of action, Mr. Cate will take into consideration various factors, such as the Issuer's business and prospects and the market price of the Issuer's Class A Common Stock. Mr. Cate reserves the right, depending on other relevant factors, to acquire additional shares of any Class of the Issuer's common stock in the open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of any Class of the Issuer's common stock, or to change his intentions with respect to any or all of the matters referred to in this Item 4.

Other than as described herein, Mr. Cate does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy

CUSIP NO.: 913247 50 8               13D                       Page 4 of 7 Pages


of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Cate beneficially owns (assuming conversion of Class B Common Stock for Class A Common Stock) 285,548 shares of Class A Common Stock, which includes 142,774 shares owned by his spouse and represents 0.35% of the outstanding shares of Class A Common Stock. As a result of the voting provisions of the Stockholders' Agreement (as more fully described in Item 6 below), the Founders (as defined in Item 6 below) and their Permitted Transferees, including Mr. Cate, and Apollo Cable Partners, L.P. ("Apollo") may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Issuer's common stock held by the other members of such "group". Apollo sold its interests in the Issuer on October 1, 1999, and is no longer a beneficial owner under the Stockholders' Agreement. To the best knowledge of Mr. Cate, the Founders and their Permitted Transferees beneficially own as of December 31, 1999, a total of 10,783,378 shares of Class A Common Stock, which includes the conversion of 9,047,344 shares of Class B Common Stock for Class A Common Stock and 1,173,838 shares that would be acquired upon exercise of currently exercisable options, and represents 11.68% of the outstanding shares of Class A Common Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of December 31, 1999, adjusted, in the case of Mr. Cate, for the conversion of his Class B Common Stock, resulting in 81,864,230 outstanding shares of Class A Common Stock and, in the case of the "group", for the Founders' and Permitted Transferees' options as if exercised and for the conversion of their Class B Common Stock, resulting in 92,362,060 outstanding shares of Class A Common Stock.

Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of common stock beneficially owned by Mr. Cate are aggregated without giving effect to the conversion of Class B
Common Stock, Mr. Cate may be deemed to beneficially own voting equity securities representing approximately 1.0% of the voting power with respect to a general election of directors of the Issuer. In addition, when all classes of common stock beneficially owned by the Founders and their Permitted Transferees are aggregated without giving effect to the conversion of Class B Common Stock and assuming the exercise of options, the Founders and their Permitted
Transferees may be deemed to beneficially own voting equity securities representing approximately 33.4% of the voting power with respect to a general election of directors of the Issuer.

Pursuant to Rule 13d-4, Mr. Cate hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Common Stock and Class B Common Stock held by his spouse and any other Founder or their Permitted Transferees.

(b) Pursuant to the Stockholders' Agreement, Mr. Cate and his spouse may be deemed to share beneficial ownership of Class A Common Stock and Class B Common Stock because the Founders have agreed to vote in favor of their respective nominees for directors of the Issuer. See Item 6 below. As a result, Mr. Cate and his spouse may be deemed to have shared voting and dispositive power over the shares of common stock beneficially owned by the Founders and their Permitted Transferees. Of the aggregate shares owned by the Founders and their Permitted Transferees, Mr. Cate beneficially owns 285,548 shares of Class A Common Stock, which includes 142,774 shares owned by his spouse (assuming the conversion of 285,548 shares of Class B Common Stock).

CUSIP NO.: 913247 50 8               13D                       Page 5 of 7 Pages


(c) Pursuant to the terms of a stock dividend announced by the Issuer in November 1999, effective November 30, 1999, the Issuer issued to the record holders at the close of business on November 22, 1999 of Class A Common Stock and Class B Common Stock, one share of Class A Common Stock for every share of Class A Common Stock held and one share of Class B Common Stock for every share of Class B Common Stock held. As a result of such stock dividends, Mr. Cate's spouse received 142,774 shares of Class B Common Stock. In addition, the Issuer adjusted all outstanding options. Except for such stock dividends and the transaction described in Item 3 above, neither Mr. Cate nor his spouse has executed any other transaction in any Class of the Issuer's common stock during the past sixty days.

 (d) Mr. Cate and, to his knowledge, his spouse each have the right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of Class A Common Stock beneficially owned by them. To the knowledge of Mr. Cate and his spouse, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by any of the other Founders or their Permitted Transferees.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 31, 1999, Mr. Cate became a party as a Permitted Transferee of a Founder to the Stockholders' Agreement, dated April 13, 1993, as amended (the "Stockholders' Agreement"), by and among the Founders, Apollo and the Issuer. Pursuant to the terms of the Stockholders' Agreement, Apollo and the Founders have agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. As a result if the sale of its interests in the Issuer, Apollo has no right to nominate three directors of the Issuer. The remaining director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of the Founders. The other Founders and their Permitted Transferees subject to the Stockholders' Agreement are Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, DLF Partners, Kathleen Jaure, Curtis Rochelle, Curtis Rochelle Trust, Jim Rochelle, Marian Rochelle, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, the GWS Family Trust, the Revocable Trust of Janet Schneider, Richard Schneider and Robert A. Schneider. In addition, to the best knowledge of Mr. Cate, the purchaser of Apollo's interests in the Issuer has agreed to become a party to the Stockholders' Agreement or a comparable agreement. A copy of the
Stockholders' Agreement can be found at Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

The Issuer's Board of Directors is currently composed of eleven members, nine of whom may be deemed to have been nominated by the Founders.

The information set forth in Item 5 is hereby incorporated by reference herein. There are no other agreements among Mr. Cate and any other Founder or their Permitted Transferees with respect to the Issuer's securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

7(a) Stockholders' Agreement, dated April 13, 1993, among the Founders, Apollo and the Issuer, is incorporated by this reference from Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

CUSIP NO.: 913247 50 8               13D                       Page 6 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  January 7, 2000                   By: /s/ Henry H. Cate, Jr.
                                             -----------------------------------
                                             Henry H. Cate, Jr.

CUSIP NO.: 913247 50 8               13D                       Page 7 of 7 Pages

                                  EXHIBIT INDEX

EXHIBIT NUMBER                       EXHIBIT                            PAGE NO.
--------------                       -------                            --------

7(a)             Stockholders' Agreement, dated April 13, 1993,            --
                 among the Founders, Apollo and the Issuer, is incorporated by this reference from Exhibit 10.16 to the Issuer's Registration Statement on Form S-1
                 (File No. 33-61376)filed with Securities and
                 Exchange Commission on April 21, 1993.